Shareholder Letter Q3 FY19 | April 17, 2019

From the CEOs Fellow shareholders, Atlassian is driving flat tack (Australian speak for “at maximum speed”) towards the future as we work to unleash the potential of every team. Q3’19 was no exception, with many product and feature releases, innovations and other announcements. We also achieved $309 million in revenue, up 38% year-over-year, while adding 5,803 net new customers to end the quarter with over 144,000 in total. Last week we hosted Atlassian Summit, our flagship user conference. Ten years after our first Summit, we held the event in Las Vegas for the first time. It was the largest Summit ever, with almost 5,000 attendees from over 40 countries. Over half of the attendees indicated they were part of IT teams, which reflects the opportunity in front of us and the traction we continue to see in this space. We were also excited to see many investors and financial analysts at our Investor Session on April 10 – thank you to everyone who joined us there! If you didn’t make it to Summit, no worries. We’ll cover some of the biggest highlights from Summit here. Building for a Cloud-first world Cloud software has become mainstream because it is easier to set up and operate, benefits from the latest innovations through regular updates, and scales easily. Most importantly, it allows customers to focus their time and resources on their core business, instead of managing infrastructure and hardware. Atlassian is a Cloud-first company. More than 100,000 of our customers subscribe to at least one Cloud product. Over 90% of our new customers purchase a Cloud offering. And we have more than 10 million Cloud monthly active users who rely on Atlassian Cloud products to get their work done. Note: All financial results and targets in this letter are based on the new revenue recognition standard IFRS 15. Q3 FY19 2

We are creating an even better foundation for our 100,000+ Cloud customers, and we are building ahead for the future customers who will begin with our Cloud products or migrate to Cloud from our on-premises products. Our goal is to run our products better and more efficiently than any customer could themselves, at any shape or size. Enhancing data security is a primary concern for any Cloud customer and, therefore, a top priority for us. At Summit, we were thrilled to announce a series of security features, one of which was the introduction of Encryption at Rest. This feature helps customers meet their internal compliance requirements and provides them with additional peace of mind that their data is secure with Atlassian. It is available for new Cloud customers today and will be enabled for all Cloud customers later this year. In addition, Atlassian Access ensures that larger customers, as well as those in highly-regulated industries, can grow in the Cloud with confidence. Access is a set of capabilities that gives IT teams and administrators company-wide visibility and control, while providing users easy access to the tools they rely on. We launched Access less than a year ago, and since then, we’ve been busy expanding its feature set to give admins more superpowers. We’ve partnered with five of the largest identity providers to support SAML single sign-on (Okta, Centrify, Azure AD, Bitium and OneLogin), with support for Google Cloud Identity and Microsoft Active Directory Federated Services coming soon. We also introduced automatic user provisioning for Jira and Confluence Cloud, with support for Okta, Azure AD and Onelogin. Admins can easily provision new employees for Atlassian Cloud products, ensuring they are productive from day one on the job. Finally, for enterprises that are expanding their Cloud usage, we introduced an early access program that provides support for up to 10,000 Cloud users per instance, up from 5,000 users. The new 10,000 user support level enables us to serve the needs of even larger organizations. Over time, our Cloud products will be able to support every enterprise, no matter their size and scale. Q3 FY19 3

Introducing Cloud Premium One of the biggest reveals at Summit was the early access launch of Cloud Premium, available initially for Jira Software and Confluence. For advanced users, Jira Software and Confluence are mission critical to managing work and creating content every day. Cloud Premium satisfies their growing demands, offering the most powerful versions of our Cloud products yet. For Jira Software Cloud, the Premium edition supports customers managing multiple or complex teams. Exclusive features like roadmaps with hierarchy, dependency mapping, and forecasting help software teams connect their work to the bigger organization picture. In Confluence Cloud Premium, site admins can diagnose and troubleshoot problems faster, while also gaining greater insight into space and page activity across their organization with deeper analytics and reporting capabilities. Q3 FY19 4

Cloud Premium also incorporates additional platform features that ensure our products scale in step with customers' usage, including:

- Unlimited storage;
- 99.9% guaranteed uptime SLAs, financially backed with service level credits; and
- Premium Support: 24/7 support from a dedicated team with one-hour response times for critical issues.

Pricing for Jira Software Cloud Premium starts at $14/user per month, while Confluence Cloud Premium starts at $10/user per month. More information on Cloud Premium can be found here: https://www.atlassian.com/premium

Bringing agile to the enterprise with Jira Align and Jira Software 8.0

Jira Align (formerly AgileCraft)

In March, we were thrilled to announce our agreement to acquire AgileCraft, a leading provider of enterprise agile planning software. Business leaders and executives use AgileCraft to build a master plan that maps strategic projects to the various work streams required to deliver them. This provides better visibility into bottlenecks, risks, and dependencies, as well as more accuracy around capacity planning and measuring return on investment.

At Summit, we announced our rebrand of AgileCraft as Jira Align. Jira Software serves as the collaborative backbone for how modern engineering and IT teams plan and execute work. Jira Align takes the next step, connecting the work of these teams to the business objectives of the entire enterprise. Companies such as Anthem, AT&T, Dimension Data, Fidelity, and Nielsen already trust Jira Align across their organizations.

The acquisition was valued at approximately $166 million, comprising approximately $154 million in cash, and the remainder in Atlassian restricted shares, subject to continued vesting provisions. The transaction closed in early April.

Jira Align


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ATLASSIAN Q3 FY19

5

Jira Software Server & Jira Software Data Center 8.0 Jira Software Server & Jira Software Data Center 8.0, our latest releases for on-premises and enterprise customers, help users communicate updates and priorities more clearly, and make it easier for admins to support the performance needs of their growing teams. 8.0 sports a speedy new engine built for scale. Agile boards load up to 2x faster, and the largest boards (10,000+ issues) load up to 21x faster. Plus, advanced searches using Jira Query Language (JQL) are 31% faster on average, and email notifications are less noisy with updates batched into digest form. The 8.0 updates also include access to the Jira Software native mobile apps for iOS and Android, currently in beta. Trello at work Millions of people use Trello to manage projects and get things done. Increasingly, Trello is becoming a go-to collaboration tool in the workplace. Based on a recent survey encompassing hundreds of thousands of Trello users, more than 70% said they come to Trello to solve problems for work. We’re taking steps to make Trello even more indispensable for professional teams. We recently modified how free and paid teams use Trello. Trello offers three team plans: Free, Business Class and Enterprise. Business Class supports teams of up to 100 people, while Enterprise supports larger teams, with both offering more advanced features. Beginning in March 2019, teams using the free version of Trello can have up to 10 open boards. For unlimited boards, they can upgrade to Business Class or Enterprise. This change ensures teams are using the version of Trello that best matches their daily collaborative needs. For Trello Enterprise, we offer more than a dozen new organization-wide features that give companies the ability to control how their users display and share information: visibility settings that make it easier for teams to securely share content within an enterprise, as well as a host of new admin controls. And we're pleased to report that Trello Enterprise has achieved SOX and SOC2 Type 1 compliance. Combined with Trello’s 99.99% uptime in calendar 2018, enterprises can rely on Trello to have their teams collaborate productively and securely. We are also making automation a more integral part of Trello to increase the efficiency of teams at work. With our recent acquisition of workflow automation tool, Butler for Trello, team members dealing with common, repetitive tasks can now automate them, saving significant time and bringing process to any workflow. For instance, users can set a rule that when a card is moved to a “Done” list, Trello can automatically mark the card as complete. For more information on Trello at work, see: https://blog.trello.com/trello-teams-at-work Q3 FY19 6

A deeper toolset for IT teams with Opsgenie

We are intently focused on serving the expanding needs of IT teams across a range of complex collaborative workflows, from agile planning at scale to incident lifecycle management. Opsgenie is central to our strategy, helping IT teams solve one of their biggest challenges: preventing and resolving service disruptions.

We showcased the latest Opsgenie updates at Summit, including Actions, which helps resolve incidents faster by automatically triggering tasks on third-party platforms, and Edge Encryption, which secures sensitive data to help customers meet compliance requirements. We also announced Opsgenie integrations with Statuspage and Slack.


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Over the past quarter, we've expanded incident management capabilities in Opsgenie to help development and IT teams rapidly respond to, resolve, and learn from incidents. These advanced capabilities include incident response timelines, post-mortems that help teams analyze and learn from incidents, and deeper integrations with Jira Software that bring engineering and IT teams closer together when outages strike. We're also bringing a new interface to Opsgenie that matches the familiar look and experience of other Atlassian products. The collective result is an even stronger alerting and incident management solution that supports teams before, during, and after an incident.

Here's to the road ahead, and to unleashing the potential of every team.

MIKE & SCOTT



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

ATLASSIAN Q3 FY19 7

Jay Simons, President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chip companies, thanks to our highly automated sales model that allows us to target the Fortune 500,000.

We finished Q3'19 with a total customer count of 144,038. We added 5,803 net new customers during the quarter.

More than 90% of our new customers in Q3'19 chose one or more of our Cloud products.

Customers

Period ended



89,237
107,746 *
112,571
119,158
125,796
131,684
138,235**
144,038
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19

*Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.
**Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2'19.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Some of the new customers we added during the quarter include European online consumer lending company Sun Finance Group, shipping and logistics services supplier Cosco Shipping, retailer Dollar General, automobile manufacturer Isuzu, financial services firm Wedbush Securities, and New Zealand-based technology solutions provider Spark Digital.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, each quarter we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, and demonstrate how we expand across teams, departments, and customer organizations.

ATLASSIAN Q3 FY19 8

CARFAX Improving efficiency and visibility at all levels with Jira and Confluence Consumers across the globe look to CARFAX, the largest database of its kind in the world, when they want vehicle history information. When the Delivery Team at CARFAX doubled in just four years, the weaknesses in their work management system reached a tipping point. As the team grew, so did the demand for a more robust, integrated system to manage their products and people. They had been using several different tools, none of which were connected to each other or aligned well with CARFAX’s processes. Product managers and executives lacked visibility into portfolio-wide metrics, which made it harder to make educated business decisions. After partnering with Atlassian solution partner cPrime and standardizing on Jira and Confluence, CARFAX knew it had found the ideal way to streamline their toolset, connect its departments and systems, and reach its goals. CARFAX teams now live in Jira day in and day out, managing backlogs and keeping abreast of projects in flight enterprise-wide. Confluence has blossomed as a go-to collaboration tool, and now has almost the same number of users as Jira at CARFAX. The wide adoption of Atlassian tools is unlike anything CARFAX has ever experienced. With happier, more efficient, more informed teams, CARFAX has seen double-digit revenue growth and close to 90% customer satisfaction for most products, while laying a strong foundation to scale in the future. From greater development efficiency for engineering to more regular updates and scalability without interruption for IT, to consistent and real-time analytics for the C-suite, teams across CARFAX can work faster and smarter than ever before. Q3 FY19 9

LOOKER Supporting over 200,000 users every day with the help of Opsgenie Looker is an analytics platform that helps companies dive into their data and uncover insights that can be used to make important business decisions. Its customers expect to have access to their data at all times, 24 hours a day, 365 days a year, in order to run their businesses. Therefore, downtime is not an option. Looker has grown fast: from just a handful of customers in 2011 to over 1,600 today, with more than 200,000 users. Early on, Looker realized it needed to automate their incident management process, so they purchased an alerting tool. Unfortunately, it was too rigid to meet the demands of a complex, growing team. Realizing it needed a modern incident management platform that could be set up to match the way its teams were structured, Looker turned to Opsgenie. The agile nature of Opsgenie’s on-call scheduling tools ensure Looker’s operations team has a way to collaborate and communicate when changes in the on-call schedule need to be made. In addition to the alerting and notification features, Looker is utilizing many of the 200+ integrations available in Opsgenie. And with a diverse team located in five offices worldwide, Looker takes advantage of Opsgenie’s mobile app to stay connected and handle alerts and incidents quickly to ensure maximum uptime for their customers. Ultimately, Looker has been able to scale the business, retain customers, and reduce downtime by being proactive in their incident response with Opsgenie. Q3 FY19 10

James Beer, Chief Financial Officer Financial highlights Third quarter of fiscal 2019 financial summary Third quarter fiscal 2019 financial(in thousands summary, ex cept per share data and percentage) (in thousands, except per share data) Three Months Ended March 31, 2019 2018 *As Adjusted IFRS Results Revenue $309,270 $224,330 Gross profit $255,081 $179,090 Gross margin 82.5% 79.8% Operating loss ($27,557) ($10,276) Operating margin (8.9%) (4.6%) Net loss ($202,844) ($15,823) Net loss per share - diluted ($0.85) ($0.07) Cash flow from operations $133,251 $91,676 Non-IFRS Results Gross profit $267,020 $187,413 Gross margin 86.3% 83.5% Operating income $57,992 $38,969 Operating margin 18.8% 17.4% Net income $52,412 $23,033 Net income per share - diluted $0.21 $0.09 Free cash flow $127,145 $86,383 *Adjusted to reflect the adoption of IFRS 15. * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. Third quarter fiscal 2019 results Revenue Total revenue for Q3'19 was $309.3 million, up 38% year-over-year. Our revenue by line item for the quarter is as follows: • Subscription revenue primarily relates to fees earned from sales of our Cloud products. The remainder of this revenue relates to sales of our Data Center products, which are Server products sold to our largest enterprise customers on a subscription basis. We typically recognize subscription revenue ratably over the term of the contract. For Q3'19, subscription revenue was $166.5 million, up 57% year-over-year. • Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q3'19, maintenance revenue was $98.9 million, up 20% year-over-year. Q3 FY19 11

- License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q3'19, license revenue was $23.2 million, up 12% year-over-year.
- Other revenue includes our portion of the fees received from sales of third-party apps in the Atlassian Marketplace, and for training services. For Q3'19, other revenue was $20.8 million, up 36% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$215
$224
$247
$267
$299
$309
37%
39%
38%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19



Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$215
$224
$247
$267
$299
$309
12%
22%
55%
20%
21%
56%
12%
20%
57%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Subscription
Maintenance
Perpetual License
Other

Note: Prior period information has been adjusted to reflect the adoption of IFRS 15.

ATLASSIAN Q3 FY19

12

Margins and operating expenses IFRS gross margin for Q3’19 was 82.5%, compared with 79.8% for Q3’18. Non-IFRS gross margin for Q3’19 was 86.3%, compared with 83.5% for Q3’18. On an IFRS basis, operating expenses were $282.6 million in Q3’19, up 49% from $189.4 million in Q3’18. On a non-IFRS basis, operating expenses were $209.0 million in Q3’19, up 41% from $148.4 million in Q3’18: • Research & development expense on an IFRS basis was $153.1 million in Q3’19, compared with $108.5 million in Q3’18. Research & development expense on a non-IFRS basis was $110.8 million, or 35.8% of revenue, in Q3’19, compared with $83.2 million, or 37.1% of revenue, in Q3’18. • Marketing & sales expense on an IFRS basis was $70.5 million in Q3’19, compared with $48.7 million in Q3’18. Marketing & sales expense on a non-IFRS basis was $53.8 million, or 17.4% of revenue, in Q3’19, compared with $33.8 million, or 15.1% of revenue, in Q3’18. • General & administrative expense on an IFRS basis was $59.0 million in Q3’19, compared with $32.2 million in Q3’18. General & administrative expense on a non-IFRS basis was $44.4 million, or 14.3% of revenue, in Q3’19, compared with $31.4 million, or 14.0% of revenue, in Q3’18. Total employee headcount was 3,315 at the end of Q3’19, an increase of 254 employees since the end of Q2’19. The increase was across all major organizations, with the largest portion being in R&D. IFRS operating loss was $27.6 million for Q3’19, compared with an IFRS operating loss of $10.3 million for Q3’18. Non-IFRS operating income was $58.0 million, or 18.8% of revenue for Q3’19, compared with non-IFRS operating income of $39.0 million or 17.4% of revenue for Q3’18. Net income IFRS net loss was $202.8 million, or ($0.85) per diluted share, for Q3’19 compared with an IFRS net loss of $15.8 million, or ($0.07) per diluted share, for Q3’18. Non-IFRS net income was $52.4 million, or $0.21 per diluted share, for Q3'19 compared with non-IFRS net income of $23.0 million, or $0.09 per diluted share, for Q3’18. Under IFRS, we are required to mark to fair value the exchange feature of our exchangeable senior notes and the related capped calls at the end of each reporting period. Net loss for Q3'19 included a non-cash charge of $172.6 million recorded in “other non-operating (expense) income, net” as a result of marking to fair value the exchange feature and the capped calls. We exclude this non-cash impact from our non-IFRS net income and non-IFRS net income per share results. Balance sheet Atlassian finished Q3’19 with $1.8 billion in cash and cash equivalents and short-term investments. Free cash flow Cash flow from operations for Q3’19 was $133.3 million, while capital expenditures totaled $6.1 million, resulting in free cash flow of $127.1 million. Free cash flow margin for Q3’19, defined as free cash flow as a percentage of revenue, was 41.1%. Q3 FY19 13

Financial targets for Q4'19 and fiscal 2019

	IFRS	
	Three Months Ending June 30, 2019	Fiscal Year Ending June 30, 2019
Revenue	$329 million to $331 million	$1,205 million to $1,207 million
Gross margin	82%	82%
Operating margin	(13%)	(7%) to (6.5%)
Net loss per share - diluted	($0.17)	($1.78)
Weighted-avg. shares used in computing diluted IFRS net loss per share	240 million to 241 million	238 million to 239 million
Cash flow from operations	not provided	$425 million to $435 million

	Non-IFRS	
	Three Months Ending June 30, 2019	Fiscal Year Ending June 30, 2019
Gross margin	85%	86%
Operating margin	13%	19.5% to 20%
Net income per share - diluted	$0.16	$0.82
Weighted-avg. shares used in computing diluted non-IFRS net income per share	250 million to 251 million	248 million to 249 million
Free cash flow	not provided	$385 million to $395 million

AgileCraft (now Jira Align)

On March 18, 2019, we stated that we expect the acquisition of AgileCraft (now Jira Align) to add approximately $1-2 million to our revenue in fiscal 2019. Additionally, for fiscal 2019, we expect the acquisition to reduce our IFRS operating margin by approximately one point and reduce non-IFRS operating margin by approximately half a point. The acquisition is also expected to be dilutive to our IFRS and non-IFRS operating margin in fiscal 2020. These estimates reflect a reduction that relate to fair value adjustments to acquired deferred revenue.

Revenue

Our targets for Q3'19 and fiscal 2019 are based on the new revenue recognition standard IFRS 15.

Operating margin

In Q4'19, similar to Q3'19, our non-IFRS operating margin target assumes that our pace of hiring will be higher than that of the first two quarters of fiscal 2019. A substantial portion of this hiring is expected to be in R&D and will support areas such as the growth of our Cloud products, our Cloud platform, our expansion in the IT teams space (including continued investment in Opsgenie), and our Data Center offerings.

ATLASSIAN Q3 FY19

14

Financial targets for Q4’19 and fiscal 2019 (continued) Net income and net income per share Our fiscal 2019 targets for IFRS and non-IFRS net income and net income per diluted share assume other income will be approximately $25 million in fiscal 2019. This is based on assumptions of: • our current holdings of cash and cash equivalents, and short-term investments, which include the proceeds from our exchangeable senior notes; • the estimated interest income we expect to receive in fiscal 2019 from investing the cash and cash equivalents, and short-term investments; and • the cash interest expense related to the notes. These assumptions exclude the non-coupon impact of the notes and capped calls. Free cash flow Our free cash flow target for fiscal 2019 continues to assume estimated capital expenditures to be approximately $40 million during the fiscal year, due to investments in new leased facilities, including our new office in Bengaluru, India. Q3 FY19 15

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2019	2018 *As Adjusted	2019	2018 *As Adjusted
Revenues:				
Subscription	$ 166,468	$ 106,295	$ 453,033	$ 290,390
Maintenance	98,862	82,212	288,759	238,920
Perpetual license	23,152	20,581	70,769	61,473
Other	20,788	15,242	62,980	43,605
Total revenues	309,270	224,330	875,541	634,388
Cost of revenues (1) (2)	54,189	45,240	149,156	128,494
Gross profit	255,081	179,090	726,385	505,894
Operating expenses:				
Research and development (1) (2)	153,069	108,544	408,813	304,730
Marketing and sales (1) (2)	70,544	48,655	191,756	138,266
General and administrative (1)	59,025	32,167	156,734	106,476
Total operating expenses	282,638	189,366	757,303	549,472
Operating loss	(27,557)	(10,276)	(30,918)	(43,578)
Other non-operating (expense) income, net	(173,324)	740	(377,980)	(418)
Finance income	9,303	2,001	24,228	4,824
Finance costs	(10,103)	(8)	(30,024)	(24)
Loss before income tax (expense) benefit	(201,681)	(7,543)	(414,694)	(39,196)
Income tax (expense) benefit	(1,163)	(8,280)	14,590	(52,306)
Net loss	$ (202,844)	$ (15,823)	$ (400,104)	$ (91,502)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (0.85)	$ (0.07)	$ (1.68)	$ (0.40)
Diluted	$ (0.85)	$ (0.07)	$ (1.68)	$ (0.40)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	239,410	232,221	237,778	230,180
Diluted	239,410	232,221	237,778	230,180

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2019	2018	2019	2018
Cost of revenues	$ 4,871	$ 3,021	$ 12,156	$ 9,193
Research and development	42,222	25,347	102,044	78,338
Marketing and sales	10,979	5,816	28,590	18,161
General and administrative	14,674	737	38,840	18,705

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2019	2018	2019	2018
Cost of revenues	$ 7,068	$ 5,302	$ 19,479	$ 15,889
Research and development	19	—	40	—
Marketing and sales	5,716	9,022	25,072	27,067

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

ATLASSIAN Q3 FY19

16

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited) March 31, 2019 June 30, 2018 *As Adjusted Assets Current assets: Cash and cash equivalents $ 1,445,284 $ 1,410,339 Short-term investments 327,944 323,134 Trade receivables 63,777 46,141 Current tax receivables 991 12,622 Prepaid expenses and other current assets 44,495 29,795 Total current assets 1,882,491 1,822,031 Non-current assets: Property and equipment, net 65,249 51,656 Deferred tax assets 84,752 59,220 Goodwill 506,086 311,943 Intangible assets, net 108,138 63,577 Other non-current assets 228,428 113,401 Total non-current assets 992,653 599,797 Total assets $ 2,875,144 $ 2,421,828 Liabilities Current liabilities: Trade and other payables $ 147,907 $ 113,105 Current tax liabilities 6,170 172 Provisions 8,315 7,215 Deferred revenue 401,812 324,394 Total current liabilities 564,204 444,886 Non-current liabilities: Deferred tax liabilities 32,908 12,160 Provisions 4,788 4,363 Deferred revenue 31,222 18,477 Exchangeable senior notes, net 844,938 819,637 Other non-current liabilities 703,566 214,985 Total non-current liabilities 1,617,422 1,069,622 Total liabilities 2,181,626 1,514,508 Equity Share capital 24,027 23,531 Share premium 457,481 454,766 Other capital reserves 738,740 557,100 Other components of equity 1,390 (61) Accumulated deficit (528,120) (128,016) Total equity 693,518 907,320 Total liabilities and equity $ 2,875,144 $ 2,421,828 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q3 FY19 17

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Three Months Ended Nine Months Ended March 31, March 31, 2019 2018 2019 2018 *As Adjusted *As Adjusted Operating activities Loss before income tax (expense) benefit $ (201,681) $ (7,543) $ (414,694) $ (39,196) Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities: Depreciation and amortization 16,303 20,111 54,403 61,681 Loss (gain) on sale of investments and other assets 2 (1,193) (2,345) (1,225) Net unrealized loss (gain) on investments 1 — (46) — Net unrealized foreign currency (gain) loss (742) 67 (634) (95) Share-based payment expense 72,746 34,921 181,630 124,397 Net unrealized loss on exchange derivative and capped call transactions 172,582 — 377,587 — Amortization of debt discount and issuance cost 8,535 — 25,301 — Interest income (9,417) (2,001) (24,228) (4,824) Interest expense 1,568 — 4,723 — Changes in assets and liabilities: Trade receivables 7,513 (3,500) (15,627) (11,887) Prepaid expenses and other assets 4,046 (797) (13,161) (1,125) Trade and other payables, provisions and other non-current liabilities 38,231 27,311 56,205 33,569 Deferred revenue 16,201 24,300 88,946 67,194 Interest received 8,235 1,677 21,956 4,468 (Income tax paid) tax refunds received, net (872) (1,677) 8,600 (3,704) Net cash provided by operating activities 133,251 91,676 348,616 229,253 Investing activities Business combinations, net of cash acquired — — (263,554) — Purchases of intangible assets — — (850) — Purchases of property and equipment (6,106) (5,293) (24,629) (12,407) Proceeds from sales of property, equipment and intangible assets — 1,000 3,721 1,000 Purchases of investments (158,258) (64,896) (352,647) (292,024) Proceeds from maturities of investments 131,669 43,217 317,583 125,104 Proceeds from sales of investments 3,070 18,907 8,742 100,965 Increase in restricted cash — (96) (552) (3,237) Payment of deferred consideration — (3,290) — (3,290) Net cash used in investing activities (29,625) (10,451) (312,186) (83,889) Financing activities Proceeds from exercise of share options 1,125 932 2,829 3,087 Payment of exchangeable senior notes issuance costs — — (410) — Interest paid — — (3,194) — Net cash provided by (used in) financing activities 1,125 932 (775) 3,087 Effect of exchange rate changes on cash and cash equivalents (56) 451 (710) 642 Net increase in cash and cash equivalents 104,695 82,608 34,945 149,093 Cash and cash equivalents at beginning of period 1,340,589 310,905 1,410,339 244,420 Cash and cash equivalents at end of period $1,445,284 $ 393,513 $1,445,284 $ 393,513 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q3 FY19 18

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018 *As Adjusted	Nine Months Ended March 31, 2019	Nine Months Ended March 31, 2018 *As Adjusted
Gross profit				
IFRS gross profit	$ 255,081	$ 179,090	$ 726,385	$ 505,894
Plus: Share-based payment expense	4,871	3,021	12,156	9,193
Plus: Amortization of acquired intangible assets	7,068	5,302	19,479	15,889
Non-IFRS gross profit	$ 267,020	$ 187,413	$ 758,020	$ 530,976
Operating income				
IFRS operating loss	$ (27,557)	$ (10,276)	$ (30,918)	$ (43,578)
Plus: Share-based payment expense	72,746	34,921	181,630	124,397
Plus: Amortization of acquired intangible assets	12,803	14,324	44,591	42,956
Non-IFRS operating income	$ 57,992	$ 38,969	$ 195,303	$ 123,775
Net income				
IFRS net loss	$ (202,844)	$ (15,823)	$ (400,104)	$ (91,502)
Plus: Share-based payment expense	72,746	34,921	181,630	124,397
Plus: Amortization of acquired intangible assets	12,803	14,324	44,591	42,956
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	181,117	—	402,888	—
Less: Income tax effects and adjustments	(11,410)	(10,389)	(65,672)	11,673
Non-IFRS net income	$ 52,412	$ 23,033	$ 163,333	$ 87,524
Net income per share				
IFRS net loss per share - diluted	$ (0.85)	$ (0.07)	$ (1.68)	$ (0.40)
Plus: Share-based payment expense	0.29	0.14	0.76	0.53
Plus: Amortization of acquired intangible assets	0.05	0.06	0.18	0.18
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.76	—	1.67	—
Less: Income tax effects and adjustments	(0.04)	(0.04)	(0.27)	0.05
Non-IFRS net income per share - diluted	$ 0.21	$ 0.09	$ 0.66	$ 0.36
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	239,410	232,221	237,778	230,180
Plus: Dilution from share options and RSUs (1)	9,382	12,356	9,844	13,185
Weighted-average shares used in computing diluted non-IFRS net income per share	248,792	244,577	247,622	243,365
Free cash flow				
IFRS net cash provided by operating activities	$ 133,251	$ 91,676	$ 348,616	$ 229,253
Less: Capital expenditures	(6,106)	(5,293)	(24,629)	(12,407)
Free cash flow	$ 127,145	$ 86,383	$ 323,987	$ 216,846

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2019 and 2018 because the effect would have been anti-dilutive.

ATLASSIAN Q3 FY19

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ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending June 30, 2019 June 30, 2019 Revenue $329 million to $331 million $1,205 million to $1,207 million IFRS gross margin 82% 82% Plus: Share-based payment expense 1 2 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 85% 86% IFRS operating margin (13%) (7%) to (6.5%) Plus: Share-based payment expense 22 21 Plus: Amortization of acquired intangible assets 4 5.5 Non-IFRS operating margin 13% 19.5% to 20% IFRS net loss per share - diluted ($0.17) ($1.78) Plus: Share-based payment expense 0.29 1.02 Plus: Amortization of acquired intangible assets 0.06 0.24 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.03 1.65 Less: Income tax effects and adjustments (0.05) (0.31) Non-IFRS net income per share - diluted $0.16 $0.82 Weighted-average shares used in computing diluted IFRS net loss per share 240 million to 241 million 238 million to 239 million Dilution from share options and RSUs (1) 10 million 10 million Weighted-average shares used in computing diluted non-IFRS net income per share 250 million to 251 million 248 million to 249 million IFRS net cash provided by operating activities $425 million to $435 million Less: Capital expenditures (40 million) Free cash flow $385 million to $395 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending June 30, 2019 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive. Q3 FY19 20

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our anticipated growth, anticipated benefits of the AgileCraft acquisition, products, customers, market expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment. Our non-IFRS financial measures reflect adjustments based on the items below: Share-based compensation • Amortization of acquired intangible assets • Non-coupon impact related to exchangeable senior notes and capped calls • Amortization of notes discount and issuance costs • Mark to fair value of the exchangeable senior notes exchange feature • Mark to fair value of the related capped call transactions • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q3 FY19 21

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the financial performance of our business; • To evaluate the effectiveness of our business strategies; and • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 144,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Jira Service Desk, and Jira Align at https://atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Gabe Madway, press@atlassian.com Q3 FY19 22